Exhibit 99.1

Company Contacts:	Investor Relations:
Bob Marbut, Chairman & Co-CEO	Kevin McGrath
Roni Chaimovski, Vice-Chairman & Co-CEO	Cameron Associates
Don Neville, EVP and CFO	Phone: (212) 245-8800
Argyle Security, Inc.	kevin@cameronassoc.com
Phone: (212) 245-2700 (NY)
Phone: (210) 828-1700 (TX)
Phone: 001-972-545-212-911 (Tel Aviv)

Media Relations:
Deanne Eagle
Cameron Associates
Phone: (212) 554-5463
deanne@cameronassoc.com

Argyle Security, Inc. Announces Third Quarter 2008 Financial Results

Third Quarter 2008 Adjusted Pro Forma Financial Highlights vs. Third Quarter 2007

•                  Revenues increased by 13% to $31.7 million.

•                  Gross profit declined by 27% to $4.7 million.

•                  $16.9 million Goodwill Impairment Charge.

•                  EBITDA at ($18.1) million inclusive of $16.9 million Goodwill Impairment Charge.

•                  Diluted EPS of ($3.01), inclusive of $16.9 million Goodwill Impairment Charge compared to $0.33 in 2007

Business Highlights

•                  ISI Detention Received over $22 million in New Contracts or Letters of Intent during October 2008.

•                  Closes $25 million Senior Secured Debt Financing in October 2008.

SAN ANTONIO, TX November 14, 2008 — Argyle Security, Inc. (OTC Bulletin Board: ARGL), (“Argyle”) a service and solutions provider in the physical electronic security industry, today announced financial results for the three and nine months ended September 30, 2008.

Revenues and gross profit for the third quarter of 2008 were $31.7 million and $3.5 million, respectively, compared to $17.1 million of revenues and $3.7 million of gross profit in the third quarter of 2007, which reflected two months of operations. The operating loss was ($20.3) million for the three months ended September 30, 2008 (including the $16.9 million non-cash goodwill impairment charge), compared to an operating income of $46,000 for the three months ended September 30, 2007. Argyle’s net loss for the three months ended September 30, 2008 was

($18.4) million, or ($3.19) per share (basic and diluted) (including the $16.9 million non-cash goodwill impairment charge), compared to a net loss of ($116,000), or ($0.02) per share (basic and diluted), in the third quarter of 2007.

Revenues and gross profit for the nine months ended September 30, 2008 were $105.8 million and $16.0 million, respectively, compared to $17.1 million of revenues and $3.7 million of gross profit in the third quarter of 2007, which reflected two months of operations. The operating loss was ($21.4) million for the nine months ended September 30, 2008, compared to an operating loss of ($0.5) million for the nine months ended September 30, 2007. Argyle’s net loss for the nine months ended September 30, 2008 was ($20.1) million, or ($3.51) per share (basic and diluted), compared to a net loss of ($15,000), or ($0.00) per share, for the nine months ended September 30, 2007.

Adjusted Pro Forma Results

For the three months ended September 30, 2008, Argyle’s adjusted pro forma revenues increased by 13%, to $31.7 million, compared to $28.0 million for the same period last year. Adjusted pro forma revenues in Argyle Corrections Group rose by 14.3% to $22.6 million, driven largely by favorable industry trends, retention and expansion of business with existing customers, as well as new customers. Adjusted pro forma revenues in Argyle Commercial Security increased by 10.2% to $9.1 million. Argyle Commercial Security has continued to make investments in its sales force, which are expected to drive both contract and service revenues.

Adjusted pro forma gross profit decreased by 27% to $4.7 million, or 15% of sales, compared to $6.5 million, or 23% of sales, in the comparable period of 2007. The gross margin percentage in the third quarter of 2008 was adversely impacted by higher than expected project cost overruns and an increase in the price of raw materials within the Corrections segment.  Commercial margins were unaffected and were up slightly quarter over quarter.

Third-quarter gross margins in Argyle Corrections were negatively impacted by significant cost overruns on several very large correctional jobs within its detention contracting and security electronics businesses, as well as material cost increases at its prison furniture business. The cost overruns are primarily attributable to the Company’s failure to adequately scale its project management infrastructure and management, as necessary, due to the significant revenue growth in 2008.  The additional costs were primarily incurred because of our need to provide unanticipated additional training to a large number of new employees, as well as training to expand the skills of our existing employees, and the unexpected overtime required on certain jobs.  These issues first became apparent in the first quarter of 2008, and were thought to largely to have been corrected in the second quarter of 2008. Argyle believes that margins will likely begin to improve during the fourth quarter, primarily due to the operational improvements that have been implemented and the cost reduction initiative undertaken during the fourth quarter.

Adjusted pro forma operating expenses were $23.4 million, up 388% from $4.8 million in the third quarter of 2007. In the third quarter of 2008, Argyle recognized a $16.9 million non-cash goodwill impairment charge related to its previous acquisitions.   The Company also incurred higher-than-expected legal and accounting fees related to being a public company. Adjusted operating income in the third quarter of 2008 was ($18.7) million, or (59%) of sales, compared to $1.7 million, or 6% of sales, in the third quarter of 2007.

Pro forma adjusted EBITDA was ($18.1) million, or (57%) of adjusted pro forma revenues, which includes $16.9 million of non-cash goodwill write-down, compared to the third quarter 2007 pro forma adjusted EBITDA of $2.1 million, or 8% of revenues. In the third quarter of 2008, adjusted pro forma net income was ($17.3) million, or ($3.01) per diluted share, compared to adjusted pro forma net income of $2.2 million, or $0.33 per diluted share, in the prior-year period.

For the nine months ended September 30, 2008, Argyle’s pro forma revenues increased by 47% to $107.5 million, compared to $73.1 million in the same period of 2007. Gross profit increased by 15% to $20.1 million, or 19% of sales, compared to $17.4 million, or 24% of sales, in the nine-month period of 2007.

EBITDA decreased 397% to ($14.6) million for the nine months ended September 30, 2008, compared to $4.9 million for the same period last year. The comparable EBITDA margin was (14%), compared to 7% last year. Net income for the nine months ended September 30, 2008 was ($17.0) million, or ($2.96) per diluted share, compared to net income of $2.4 million, or ($0.38) per diluted share in the comparable period last year.

Backlog

As of September 30, 2008, net backlog for the Company was $56.1 million, which included Argyle Corrections’ backlog of $41.5 million and Argyle Commercial Security’s backlog of $14.6 million. New project bookings for ISI Detention, the Company’s largest business unit, exceeded $22 million in October, which was more than its bookings year to date through September.

Beginning in 2008, Argyle had opted to disclose net backlog only for Argyle Corrections (and after the elimination of intercompany revenues), and following long standing practice, such backlog had contained verbal commitments in addition to signed contracts and letters of intent.  To more consistently follow industry practice whereby companies disclose contract revenue backlog for percentage-of-completion contracts, the Company has changed its policy to include backlog related to its Argyle Commercial segment and to exclude PDI’s backlog because, unlike the other business units in Argyle Corrections, it does not account for its contracts on a percentage-of-completion basis.  Additionally, the Company will include only those projects for which it has executed contracts and letters of intent.  As a result of this new policy, a comparison of current backlog information to historical backlog information may not be useful.

Argyle Reports Material Weakness and Impairment to Goodwill

Management announced that it has identified several internal control deficiencies that resulted in a material weakness in its revenue recognition processes. The deficiency consists of inadequate levels of review of complex and judgmental accounting issues. To address the deficiency, among other things, Argyle is in the process of implementing its remediation plan for the deficiencies and material weakness, including making personnel changes, implementing additional oversight and approval processes to ensure updating of expenses and the accuracy of its results. Management does not anticipate that it will be necessary to restate any of its previously reported financial statements.

It was also reported that, based on a combination of factors, including the current economic environment, Argyle’s operating results and a sustained decline in Argyle’s market capitalization, management has concluded that there were sufficient indicators which required us to perform a goodwill impairment analysis as of September 30, 2008. We have not completed this analysis due to the complexities involved in determining the implied fair value of the goodwill of each of Argyle Security USA’s business units. However, based on the work performed to date, we have concluded that an impairment loss is probable and can be reasonably estimated.

Accordingly, Argyle has taken a $16.9 million non-cash goodwill impairment charge during the third quarter of fiscal 2008, representing our best estimate of the impairment loss. Management expects to finalize our goodwill impairment analysis during the fourth quarter of fiscal 2008. It is possible that adjustments to the goodwill impairment charge would need to be made when the goodwill impairment test is completed. Any adjustments to the preliminary estimates as a result of completing this evaluation will be recorded in Argyle’s financial statements for the quarter and fiscal year ended December 31, 2008, which are expected to be included in its Annual Report on Form 10-K to be filed with the SEC on or about March 31, 2009.

Management Overview

Bob Marbut, Chairman and Co-CEO of Argyle, stated, “In light of the unpredictable and uncertain economic times facing us, we are very pleased with our continued revenue growth during the quarter, with overall revenues increasing 13% and revenues in the Argyle Corrections Group up 15%. However, we’ve also continued to encounter some substantial internal challenges in the quarter, resulting in project cost overruns and an EBITDA margin that was well below our expectations.  Over the past two months, we’ve taken a number of steps to strengthen our infrastructure in order to deal with both operational-management and financial-control issues that have been identified as causes of the problems.  Management has put a heavy emphasis on the development of people, systems and structure.  In conjunction with these endeavors, our top three priorities are 1) the generation of profitable sales, 2) the conversion of revenues into cash and 3) the prudent management of cash. We believe that these efforts, combined with our healthy cash condition, will position us well to take advantage of market opportunities when the economy improves.”

Sam Youngblood, President of Argyle Security USA, said, “We believe that we are now in position to improve our EBITDA because of the phase-out or elimination of three significant factors which have contributed to margin erosion. First, the task of hiring and training our workers to meeting the changing demands of our customers was greater and more costly than expected; however, we believe that such investment will benefit us and our customers going forward. Second, we are still seeing the lasting negative cost effects resulting from a new venture which was ultimately more costly and riskier than anticipated.

Finally, during the last six months, PDI was dramatically affected by the rising cost of raw materials from a single-source supplier, and such costs were not able to be passed on to its customers. We now purchase our raw materials from multiple vendors and have been able to implement new pricing procedures to allow greater flexibility for dealing with the volatility in the commodities market.” he stated.

Ron Chaimovski, Vice-Chairman and Co-CEO of Argyle, added, “These are uncertain economic times, and Argyle’s team is working to navigate through this downturn while remaining focused on maintaining and further strengthening our business model. We are very aware of the challenges ahead, but are cautiously optimistic that our plan will allow us to continue our growth. There has been continued growth in the corrections market and we believe that this trend will continue despite greater attention by local, state and federal governments on spending commitments. The amount of new bookings received in October is encouraging.  We also believe that a slower pace of acquisitive growth during 2009 will enable us to concentrate on fixing the operational issues discovered during the past six months.”

Argyle Updates Provides Final Guidance for 2008

Argyle expects full-year 2008 revenues to be at the mid-range of the previously forecasted range of $128 to $142 million. Argyle now expects an EBITDA margin of approximately (10%) for the full-year 2008, which is significantly below previous guidance of approximately 7%, and is attributable to the $16.9 million in non-cash goodwill impairment charge, eroded gross margins in the Corrections segment, and higher-than-expected legal and accounting fees.  Excluding the non-cash goodwill impairment charge and non-cash compensation expense, our expected EBITDA margin is approximately 3.5% for the 2008.

Conference Call Information

Argyle Security will host an investor conference call at 10:00 a.m. ET, on November 18, 2008 to discuss its results. Interested parties should call 888-713-4213 (domestic) or 617-213-4865 (international) at least five minutes before the scheduled start time; the passcode is 89962604. This call may also be accessed via the Internet at:

www.argylesecurity.com

For those who are unavailable to listen to the live broadcast, a replay will be available through December 5, 2008 and can be accessed by dialing 888-286-8010 (domestic), and 617-801-6888 (international). The pass code is 84546898.

About Argyle Security, Inc.

Formed in 2005 and headquartered in San Antonio, TX, Argyle’s goal is to become a leading global provider of services and solutions in the physical electronic security industry through an integrated buildup strategy. In July 2007, Argyle acquired ISI Security Group, Inc. In February 2008, Argyle created Argyle Security USA, which encompasses ISI Security Group’s operations in both the corrections and commercial sectors, also including the assets and operations acquired as a result of the PDI, Com-Tec and Fire Quest acquisitions during 2008. Argyle’s channel focus is Video Surveillance, Access Control, Perimeter Protection, Intrusion Protection, Fire Detection and Threat Analysis, serving selected commercial, governmental and residential markets. Argyle currently has two reporting segments: “Argyle Corrections” and “Argyle Commercial Security”.

Argyle Corrections is the controlling entity for business units consisting of ISI, PDI, Com-Tec and MCS and is one of the nation’s largest providers of detention equipment products and service solutions, as well as turnkey, electronic security systems. These systems include unique engineering competencies and proprietary software products. Currently, MCS-Commercial Fire & Security is the only business unit comprising Argyle Commercial Security. Argyle Commercial Security focuses on the commercial security sector and provides turnkey, electronic security systems to the commercial market.

Please visit http://www.argylesecurity.com or http://www.argylesecurityusa.com for additional information on Argyle and Argyle Security USA.

Disclosure Regarding Non-GAAP Financial Measures

Since Argyle acquired ISI Security Group, Inc. (which is now a part of Argyle Security USA) in July 2007 and Fire Quest, PDI and Com-Tec during January 2008, the Company does not believe a comparison of the results of operations and cash flows for the three months ended September 30, 2008 versus September 30, 2007 is beneficial to stockholders. In order to assist investors in better understanding the changes in its business between the three months ended September 30, 2007 and September 30, 2008, Argyle has provided adjusted pro forma results as if the acquisitions occurred on January 1, 2008 and January 1, 2007, respectively. Argyle derived the adjusted pro forma results of operations from (i) the unaudited consolidated financial statements of Com-Tec for the three months ended September 30, 2007, (ii) the unaudited financial statements of Peterson for the three months ended September 30, 2007, (iii) the unaudited financial statements of Fire Quest for the three months ended September 30, 2007 and (iv) the unaudited consolidated financial statements of Argyle for the three months ended September 30, 2008 and 2007.

Adjusted pro forma net income is an alternative view of performance used by management, and we believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. We report adjusted pro forma net income in order to present the results of our major operations — the construction, installation, marketing and sale of various electronic security systems for commercial accounts and detention hardware (including security doors and frames, jail furniture, security glazing, and other security-based systems) and electronic control systems for correctional facilities — prior to considering certain income statement elements, principally amortization of intangible assets. We have defined adjusted pro forma net income as net income before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and one-time expenses associated with stock appreciation rights. The adjusted pro forma net income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income.

EBITDA (earnings before interest, taxes, depreciation and amortization) is used by management as a performance measure for benchmarking against the Company’s peers and competitors. The Company believes EBITDA is useful to investors, because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in the security industry. EBITDA is not a recognized term under GAAP. Argyle computes EBITDA using the same consistent method from quarter to quarter. Following the attached financial statements is a reconciliation of EBITDA to net loss.

The presentation of Adjusted Pro Forma Results and EBITDA is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. When used in this press release, words such as “will,” “believe,” “expect,” “anticipate,” “encouraged,” “foresees,” “forecasts,” “estimates” and similar expressions, as they relate to the company or its management, as well as assumptions made by and information currently available to the company’s management identify forward-looking statements. Such forward-looking statements include statements regarding Argyle’s expectation regarding revenue, profit and income results for the fiscal year ended December 31, 2008 and the timing of filing of the company’s Form 10-K for the fiscal year ended December 31, 2008. Actual results could differ materially from those contained in the forward-looking statements and are based on current expectations that involve a number of risks and uncertainties, including, but not limited to, the timing of closing our books and issuing final financial results. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company’s operations and financial performance and condition, including, without limitation, statements regarding Argyle’s expected fiscal year 2008 revenues, profit and income results. Similarly, statements herein that describe the Argyle’s business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Additional information concerning forward-looking statements is contained under the heading of risk factors listed from time to time in the company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this press release are made only as of the date of this press release and Argyle undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Argyle Security, Inc

Reconciliation of GAAP Net Income to Adjusted Net Income

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
GAAP net income (loss)	$(18,367)	$(116)	$(20,121)	$(15)
Pro forma adjustments - addbacks (reductions)
Argyle salary expense (increase) for management team in 2007	—	(74)	—	(518)
SARS expense reduction for 2007	—	1,363	—	1,363
Non-cash compensation expense (increase) for 2007	—	(141)	—	(424)
Depreciation expense (increase) on revalued assets in 2007	—	(56)	—	(214)
Amortization of intangible expense (increase) in cost of goods sold for 2008 and 2007	—	(721)	(37)	(3,285)
Amortization of intangible expense (increase) in operating expenses for 2008 and 2007	—	(211)	(20)	(1,079)
Reduction in rent expense for 2008 and 2007	—	34	6	104
Interest income increase / (reduction) for 2008 and 2007	—	(109)	—	(763)
Interest expense (increase) / reduction for 2008 and 2007	—	56	(39)	1,454
Income / (loss) from predecessor - Argyle Security USA for 2007	—	946	—	450
Income / (loss) from predecessor - Firequest for 2007	—	79	—	239
Income / (loss) from predecessor - PDI for 2007	—	112	—	425
Income / (loss) from predecessor - Com-Tec for January 2008 and 2007	—	136	44	288
Provision (benefit) for income taxes on pro forma adjustments for 2008 and 2007	—	(430)	33	902
Pro forma net income (loss)	$(18,367)	$868	$(20,134)	$(1,073)
Amortization of intangible expense in cost of goods sold for 2008 and 2007	1,218	1,282	3,784	3,846
Amortization of intangible expense in operating expenses for 2008 and 2007	434	434	1,301	1,301
Provision (benefit) for income taxes on pro forma adjustments for 2008 and 2007	(628)	(354)	(1,933)	(1,658)
Adjusted pro forma net income (loss)	$(17,343)	$2,230	$(16,982)	$2,416
Interest, net	939	419	2,559	2,064
Depreciation expense	543	384	1,659	1,064
Taxes, net	(2,260)	(936)	(1,867)	(610)
Pro forma EBITDA	$(18,121)	$2,097	$(14,631)	$4,934

GAAP weighted average common shares outstanding - basic	5,799,342	5,436,200	5,796,605	5,002,003
Restricted stock	—	30,000	—	—
Pro forma and adjusted pro forma weighted average common shares outstanding - basic	5,799,342	5,466,200	5,796,605	5,002,003

GAAP weighted average common shares outstanding - diluted	5,799,342	5,436,200	5,796,605	5,002,003
Restricted stock	—	125,000	—	95,000
Stock warrants	—	1,089,946	—	1,068,504
Convertible debt	—	192,500	—	192,500
Pro forma and adjusted pro forma weighted average common shares outstanding - diluted	5,799,342	6,843,646	5,796,605	6,358,007

Argyle Security, Inc

Adjusted Pro Forma Consolidated Statements of Operations

(unaudited)

(in thousands except share data)

	Three Months Ended
	September 30,	September 30,	$	%
	2008	2007	Change	Change
Revenues:
Contract revenues	$22,583	$15,383	$7,200	47%
Contract revenues - related party	2,906	8,132	(5,226)	-64%
Service and other revenues	6,211	4,520	1,691	37%
Total revenues	31,700	28,035	3,665	13%
Cost of revenues:
Contract costs	21,951	18,311	3,640	20%
Service and other costs, excluding amortization of intangibles	5,013	3,219	1,794	56%
Total cost of revenues	26,964	21,530	5,434	25%
Gross profit	4,736	6,505	(1,769)	-27%
Operating expenses:
Salaries and related expense, including stock-based compensation of $226 in 2008 and $142 in 2007	3,068	2,185	883	40%
Consulting fees and outside services	916	445	471	106%
Depreciation	523	340	183	54%
Other general and administrative expenses	1,965	1,822	143	8%
Goodwill impairment	16,928	—	16,928	0%
Amortization of intangible assets	—	—	—	0%
Total operating expenses	23,400	4,792	18,608	388%
Operating income	(18,664)	1,713	(20,377)	-1190%
Other income (expense):
Interest income	58	60	(2)	-3%
Interest expense	(997)	(479)	(518)	108%
Total other income (expense)	(939)	(419)	(520)	124%
Income (loss) before provision for income taxes	(19,603)	1,294	(20,897)	-1615%
Provision (benefit) for income taxes	(2,260)	(936)	(1,324)	141%
Net income (loss)	$(17,343)	$2,230	$(19,573)	-878%
Deferred interest, net of taxes, subject to possible redemption	—	—	—	0%
Dividends on convertible preferred stockholders	115	—	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$(17,458)	$2,230	$(19,573)	-878%

EBITDA Calculation:
Interest, net	$939	$419	$520	124%
Depreciation	543	384	159	41%
Taxes, net	(2,260)	(936)	(1,324)	141%
EBITDA	$(18,121)	$2,097	$(20,218)	-964%

Weighted-average number of shares of commomn stock outstanding exclusive of shares subject to possible redemption:
Basic	5,799,342	5,466,200	333,142	6%
Diluted	5,799,342	6,843,646	(1,044,304)	-15%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$(3.01)	$0.41	$(3.42)	-834%
Diluted	$(3.01)	$0.33	$(3.34)	-1012%

Argyle Security, Inc

Adjusted Pro Forma Consolidated Statements of Operations

(unaudited)

(in thousands except share data)

	Nine Months Ended
	September 30,	September 30,	$	%
	2008	2007	Change	Change
Revenues:
Contract revenues	$74,200	$37,919	$36,281	96%
Contract revenues - related party	15,131	21,299	(6,168)	-29%
Service and other revenues	18,191	13,923	4,268	31%
Total revenues	107,522	73,141	34,381	47%
Cost of revenues:
Contract costs	73,415	45,589	27,826	61%
Service and other costs, excluding amortization of intangibles	14,025	10,162	3,863	38%
Total cost of revenues	87,440	55,751	31,689	57%
Gross profit	20,082	17,390	2,692	15%
Operating expenses:
Salaries and related expense, including stock-based compensation of $975 in 2008 and $425 in 2007	10,056	6,968	3,088	44%
Consulting fees and outside services	2,501	1,052	1,449	138%
Depreciation	1,583	932	651	70%
Other general and administrative expenses	5,304	4,568	736	16%
Goodwill impairment	16,928	—	16,928	0%
Amortization of intangible assets	—	—	—	0%
Total operating expenses	36,372	13,520	22,852	169%
Operating income	(16,290)	3,870	(20,160)	-521%
Other income (expense):
Interest income	136	171	(35)	-20%
Interest expense	(2,695)	(2,235)	(460)	21%
Total other income (expense)	(2,559)	(2,064)	(495)	24%
Income (loss) before provision for income taxes	(18,849)	1,806	(20,655)	-1144%
Provision (benefit) for income taxes	(1,867)	(610)	(1,257)	206%
Net income (loss)	$(16,982)	$2,416	$(19,398)	-803%
Deferred interest, net of taxes, subject to possible redemption	—	—	—	0%
Dividends on convertible preferred stockholders	201	—	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$(17,183)	$2,416	$—	0%

EBITDA Calculation:
Interest, net	$2,559	$2,064	$495	24%
Depreciation	1,659	1,064	595	56%
Taxes, net	(1,867)	(610)	(1,257)	206%
EBITDA	$(14,631)	$4,934	$(19,565)	-397%

Weighted-average number of shares of commomn stock outstanding exclusive of shares subject to possible redemption:
Basic	5,796,605	5,002,003	794,602	16%
Diluted	5,796,605	6,358,007	(561,402)	-9%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$(2.96)	$0.48	$(3.44)	-718%
Diluted	$(2.96)	$0.38	$(3.34)	-880%